Exhibit (a)(5)(D)

FOR IMMEDIATE RELEASE	NEWS

Discount Investment Corporation Completes
Partial Cash Tender Offer for Elron

Tel Aviv, Israel, November 29, 2006 – Discount Investment Corporation Ltd. (TASE: DISI) announced today that it has completed its previously-announced tender offer to purchase up to 4,440,000 ordinary shares of Elron Electronic Industries Ltd. (Nasdaq & TASE: ELRN) for $12.00 per share, net to the seller in cash, less any required withholding taxes and without interest. The tender offer, which commenced on October 25, 2006, expired on Wednesday, November 29, 2006 at 10:00 a.m., New York time (5:00 p.m., Israel time).

Discount Investment has been advised by the depositaries for the tender offer that, as of the expiration of the tender offer, a total of 352,183 Elron shares had been validly tendered and not properly withdrawn pursuant to the offer. As contemplated in the offer to purchase, Discount Investment has accepted for purchase all such tendered shares.

Payment for the shares accepted will be made promptly through American Stock Transfer & Trust Company or Clal Finance Batucha Investment Management Ltd., the depositaries for the tender offer.

After payment for the shares tendered in the offer and accepted for payment, Discount Investment will beneficially own 14,400,796 ordinary shares of Elron, representing approximately 48.8% of the issued and outstanding shares of Elron.

About Discount Investment Corporation Ltd.: Discount Investment is an Israeli holding company founded in 1961, whose shares are listed on the Tel Aviv Stock Exchange under the symbol “DISI.” Discount Investment holds investments in companies, predominantly companies located in Israel or that are Israel-related, operating mainly in the fields of advanced technology, communications, industry, real estate and commerce.

Discount Investment Contact:
Oren Lieder, Senior Vice President and Chief Financial Officer
Tel: 972-3-607-5888
Email: oren.lieder@dic.co.il